EXHIBIT 99.1
Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Aristotle Corporation:

Under date of March 26, 2009, we reported on the consolidated balance sheets of The Aristotle Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended December 31, 2008, which are included in the 2008 annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Milwaukee, Wisconsin
March 26, 2009

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED
DECEMBER 31, 2008, 2007 AND 2006

DESCRIPTION	BALANCE AT BEGINNING OF PERIOD		CHARGED TO COSTS AND EXPENSES		CHARGED TO OTHER ACCOUNTS		DEDUCTIONS			BALANCE AT END OF PERIOD
Allowance for doubtful Receivables										
Year ended December 31, **										
2006	$	514,000	$	99,000	$	-	$	(99,000)	(a) $	514,000
2007	$	514,000	$	199,000	$	-	$	(298,000)	(a) $	415,000
2008	$	415,000	$	275,000	$	-	$	(157,000)	(a) $	533,000

(a) Includes write-offs of trade accounts receivable, net of recoveries of amounts previously written-off.

** As filed as an exhibit to the Form 10-K filed with the U.S. Securities and Exchange Commission on March 26, 2009, Exhibit 99.1 is amended to correct the noted years for each of the three years presented herein.